UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 2014

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes

	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: January 30, 2014

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	2

ROYAL DUTCH SHELL PLC

4TH QUARTER AND FULL YEAR 2013 UNAUDITED RESULTS

•	Royal Dutch Shell’s fourth quarter 2013 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $2.2 billion compared with $7.4 billion in the same quarter a year ago. Full year 2013 CCS earnings were $16.7 billion compared with $27.2 billion in 2012.

•	Fourth quarter 2013 CCS earnings excluding identified items (see page 8) were $2.9 billion compared with $5.6 billion in the fourth quarter of 2012. Full year 2013 CCS earnings excluding identified items were $19.5 billion compared with $25.3 billion in 2012.

•	Compared with the fourth quarter 2012, CCS earnings excluding identified items were impacted by higher depreciation, increased exploration expenses, lower upstream volumes and weak industry conditions in downstream oil products.

•	Fourth quarter 2013 basic CCS earnings per share excluding identified items decreased by 49% versus the fourth quarter 2012. Full year 2013 basic CCS earnings per share excluding identified items decreased by 23% versus 2012.

•	Total dividends distributed in the fourth quarter were some $2.8 billion, of which $1.2 billion were settled under the Scrip Dividend Programme. During the fourth quarter some 27.2 million shares were bought back for cancellation for a consideration of $1.0 billion.

•	Gearing at the end of 2013 was 16.1% compared with 9.8% at the end of 2012.

•	A fourth quarter 2013 dividend has been announced of $0.45 per ordinary share and $0.90 per American Depositary Share (“ADS”), an increase of 5% compared with the fourth quarter 2012.

•	The first quarter 2014 dividend is expected to be declared at $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”), an increase of 4% compared with the first quarter 2013.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2013	Q3 2013	Q4 2012[1]	%[2]		2013	2012[1]	%

1,781	4,677	6,728	–74	Income attributable to shareholders	16,371	26,712	–39
371	(429)	623		Current cost of supplies (CCS) adjustment for Downstream	374	452
2,152	4,248	7,351	–71	CCS earnings	16,745	27,164	–38
(763)	(209)	1,712		Less: Identified items[3]	(2,747)	1,905
2,915	4,457	5,639	–48	CCS earnings excluding identified items	19,492	25,259	–23
				Of which:
2,477	3,466	4,401		Upstream	15,117	20,107
558	892	1,190		Downstream	4,466	5,343
(120)	99	48		Corporate and Non-controlling interest	(91)	(191)

6,028	10,409	9,913	–39	Cash flow from operating activities	40,440	46,140	–12

0.34	0.68	1.17	–71	Basic CCS earnings per share ($)	2.66	4.34	–39
0.68	1.36	2.34		Basic CCS earnings per ADS ($)	5.32	8.68
0.46	0.71	0.90	–49	Basic CCS earnings per share excl. identified items ($)	3.10	4.04	–23
0.92	1.42	1.80		Basic CCS earnings per ADS excl. identified items ($)	6.20	8.08

0.45	0.45	0.43	+5	Dividend per share ($)	1.80	1.72	+5
0.90	0.90	0.86		Dividend per ADS ($)	3.60	3.44

[1]	Restated for accounting policy change (see Note 2)
[2]	Q4 on Q4 change [3] See page 8

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	3

Royal Dutch Shell Chief Executive Officer Ben van Beurden:

“Our momentum slowed in 2013. We must improve our financial results, achieve better capital efficiency and continue to strengthen our operational performance and project delivery.”

FOURTH QUARTER 2013 PORTFOLIO DEVELOPMENTS

Upstream

In Brazil, Shell paid $1.3 billion as its share of the signature bonus for the 35-year production-sharing contract (“PSC”) to develop the Libra discovery (Shell interest 20%), a potentially multi-billion barrel oil field in pre-salt reservoirs located in the Santos Basin.

Also in Brazil, Shell completed the acquisition of an additional 23% interest in the Shell-operated deepwater project BC-10, for a consideration of some $1 billion.

During the fourth quarter 2013, Shell announced positive well test results in Block 2-3 (Shell interest 75%) onshore south-central Albania, demonstrating light oil potential in a fractured carbonate play. In addition, Shell drilled a number of successful exploration and appraisal wells during 2013 near its established production infrastructure.

As part of its global exploration programme Shell added new acreage positions during the fourth quarter 2013, including offshore positions in Australia and Greenland as well as onshore positions in Tunisia.

Upstream divestment proceeds totalled some $0.3 billion for the fourth quarter 2013 and included proceeds from the divestment of certain liquids-rich shales acreage positions in Ohio, United States.

In January 2014, Shell completed the acquisition of Repsol S.A.’s LNG portfolio outside of North America, including supply positions in Peru and Trinidad & Tobago, for a net cash purchase price of $3.8 billion, subject to post-closing adjustments. As part of the transaction, Shell also assumed $1.6 billion of balance sheet liabilities relating to existing leases for LNG ship charters. The acquisition adds 7.2 million tonnes per annum (“mtpa”) of directly managed LNG volumes through long-term offtake agreements, including 4.2 mtpa of equity LNG plant capacity. Shell’s fourth quarter 2013 capital investment includes $3.4 billion for this transaction, with the remaining $2.0 billion booked in the first quarter 2014, of which $1.6 billion is a non-cash item relating to the LNG ship charter finance leases.

Also in January 2014, Shell agreed to sell its 8% interest in the Wheatstone-Iago joint venture and its 6.4% interest in the 8.9 mtpa Wheatstone LNG project in Western Australia to the Kuwait Foreign Petroleum Exploration Company for $1.1 billion, subject to closing.

In Upstream Americas resources plays, insights from ongoing exploration and appraisal drilling results and production information, and Shell’s ongoing restructuring of this portfolio, could potentially lead to future asset sales and/or impairments.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	4

Downstream

Shell is restructuring its Oil Products business to improve profitability.

In the Czech Republic, Shell agreed to sell its 16.3% interest in Ceska Rafinerska, which includes the Kralupy and Litvinov refineries with a combined capacity of 160 thousand barrels per day (“b/d”) (100%). The transaction is expected to complete during the first half of 2014.

Shell sold its 21% interest in the Mongstad refinery (capacity 205 thousand b/d) in Norway and, under the transaction, acquired an additional 10% interest in the Pernis refinery (capacity 404 thousand b/d) in the Netherlands. Following this transaction, Shell’s interest in the Pernis refinery increased to 100%.

Downstream divestment proceeds totalled some $0.2 billion for the fourth quarter 2013 and included proceeds from the divestment of certain downstream marketing businesses in Egypt, the first phase of the sale of the Harburg refinery (capacity 108 thousand b/d) in Germany and the divestment of the LPG business in the Philippines.

Shell commenced a review of its global refining portfolio, in the context of the growth of light crude supply in North America, and excess industry refining capacity world-wide. These factors are affecting the dynamics of the global refining industry environment. The portfolio review could potentially lead to further asset sales, closures and/or impairments.

Shell is also considering the sale of certain of its marketing assets in Norway and Italy. In Australia, Shell has received indications of interest to acquire its refining and parts of its marketing portfolio. The company is considering its options for divestment, subject to achieving satisfactory commercial terms for these positions.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	5

KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2013

•	Fourth quarter 2013 CCS earnings (see Note 1) were $2,152 million, 71% lower than for the same quarter a year ago. Full year 2013 CCS earnings were $16,745 million, 38% lower than in 2012.

•	Fourth quarter 2013 CCS earnings excluding identified items (see page 8) were $2,915 million compared with $5,639 million in the fourth quarter 2012, a decrease of 48%. Fourth quarter 2013 CCS earnings excluding identified items were impacted by higher depreciation, increased exploration expenses, lower upstream volumes and weak industry conditions in downstream oil products.

Full year 2013 CCS earnings excluding identified items were $19,492 million compared with $25,259 million in the fourth quarter 2012, a decrease of 23%.

•	Basic CCS earnings per share for the fourth quarter 2013 decreased by 71% versus the same quarter a year ago. Full year 2013 basic CCS earnings per share decreased by 39% versus 2012.

•	Basic CCS earnings per share excluding identified items for the fourth quarter 2013 decreased by 49% versus the same quarter a year ago. Full year 2013 basic CCS earnings per share excluding identified items decreased by 23% versus 2012.

•	Cash flow from operating activities for the fourth quarter 2013 was $6.0 billion, compared with $9.9 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the fourth quarter 2013 was $7.7 billion, compared with $8.9 billion in the same quarter last year.

Full year 2013 cash flow from operating activities was $40.4 billion, compared with $46.1 billion in 2012. Excluding working capital movements, cash flow from operating activities for the full year 2013 was $37.5 billion, compared with $42.7 billion in 2012.

•	Net capital investment (see Note 1) for the fourth quarter 2013 was $15.8 billion. Capital investment for the fourth quarter 2013 was $16.3 billion and divestment proceeds were some $0.5 billion.

Full year 2013 net capital investment was $44.3 billion. Capital investment for the full year 2013 was $46.0 billion and divestment proceeds were $1.7 billion.

•	Total dividends distributed in the fourth quarter 2013 were some $2.8 billion, of which $1.2 billion were settled by issuing some 37.3 million A shares under the Scrip Dividend Programme for the third quarter 2013. Total dividends distributed in the full year 2013 were $11.3 billion, of which $4.1 billion were settled by issuing some 125.6 million A shares under the Scrip Dividend Programme.

•	Under our share buyback programme some 27.2 million B shares were bought back for cancellation during the fourth quarter 2013 for a consideration of $1.0 billion. During the full year 2013 some 144.9 million B shares were bought back for cancellation for a consideration of $5.0 billion.

•	Return on average capital employed (see Note 5) on a reported income basis was 7.9% at the end of 2013 compared with 13.6% at the end of 2012 (see Note 2).

•	Gearing was 16.1% at the end of 2013 versus 9.8% at the end of 2012 (see Note 2).

•	Oil and gas production for the fourth quarter 2013 was 3,251 thousand barrels of oil equivalent per day (“boe/d”), a decrease of 5% compared with the fourth quarter 2012. Excluding the impact of the deteriorated security situation in Nigeria, divestments and PSC price effects, fourth quarter 2013 production volumes were 3% lower than in the same period last year. Production volumes were impacted by higher maintenance and asset replacement activities during the fourth quarter 2013.

Full year 2013 oil and gas production was 3,199 thousand boe/d, a decrease of 2% compared with 2012. Excluding the impact of the deteriorated operating environment in Nigeria, divestments and PSC price effects, 2013 production volumes were in line with 2012. Production volumes were impacted by higher maintenance and asset replacement activities during 2013.

•	Equity LNG sales volumes of 4.93 million tonnes for the fourth quarter 2013 were 10% lower than in the same quarter a year ago.

Full year 2013 equity LNG sales volumes of 19.64 million tonnes were 3% lower than in 2012.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	6

•	Oil products sales volumes for the fourth quarter 2013 were 5% lower than for the fourth quarter 2012. Chemicals sales volumes for the fourth quarter 2013 decreased by 5% compared with the same quarter a year ago.

Full year 2013 oil products sales volumes were 1% lower than in 2012. Full year 2013 chemicals sales volumes decreased by 7% compared with 2012.

•	When final volumes are reported in the 2013 Annual Report and Form 20-F, Shell expects that proved oil and gas reserves additions before taking into account production on an SEC basis will be around 1.6 billion barrels of oil equivalent (“boe”).

With 2013 production of some 1.2 billion boe, our headline proved Reserves Replacement Ratio for the year on an SEC basis is expected to be around 131%. Our Organic Reserves Replacement Ratio, which excludes the impact of oil and gas price movements in the year, acquisitions and divestments, is expected to be around 123%.

At the end of 2013, total proved reserves on an SEC basis are expected to be around 13.9 billion boe, after taking into account 2013 production.

The 3-year average headline proved Reserves Replacement Ratio on an SEC basis is expected to be around 91%. Our 3-year average Organic Reserves Replacement Ratio, which excludes the impact of oil and gas price movements in the year, acquisitions and divestments, is expected to be around 112%.

Further information will be provided in our Annual Report and Form 20-F, which is expected to be filed in March 2014.

•	Comparative information in this Report has been restated following the adoption of revised IAS 19 Employee Benefits on January 1, 2013, with retrospective effect (see Note 2). Comparative information was not restated for other accounting policy changes (see Note 1) for which the impacts are not significant, including the adoption of IFRS 11 Joint Arrangements on January 1, 2013, which results in certain previously equity-accounted entities now in effect being proportionately consolidated.

•	Supplementary financial and operational disclosure for the fourth quarter and full year 2013 is available at www.shell.com/investor.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	7

SUMMARY OF IDENTIFIED ITEMS

Earnings for the fourth quarter 2013 reflected the following items, which in aggregate amounted to a net charge of $763 million (compared with a net gain of $1,712 million in the fourth quarter 2012), as summarised in the table below:

•	Upstream earnings included a net charge of $631 million, reflecting impairments of $687 million, mainly related to two liquids-rich shales properties, gas infrastructure and the Kulluk drilling rig, all in North America. Identified items also included redundancy and restructuring charges of $31 million and a net charge of $16 million related to divestments. This was partly offset by a net gain of $55 million from movements in tax provisions and by the net impact of fair value accounting of commodity derivatives and certain gas contracts of $48 million. Upstream earnings for the fourth quarter 2012 included a net gain of $1,801 million.

•	Downstream earnings included a net charge of $86 million, reflecting impairments of $105 million, mainly related to a bitumen refinery in North America, redundancy and restructuring charges of $27 million and the net impact of fair value accounting of commodity derivatives of $27 million. This was partly offset by a net gain of $73 million related to divestments. Downstream earnings for the fourth quarter 2012 included a net charge of $89 million.

•	Corporate results and Non-controlling interest included a net charge of $46 million, mainly reflecting a net charge from movements in tax provisions. Earnings for the fourth quarter 2012 did not include any identified items.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2013	Q3 2013	Q4 2012		2013	2012
			Segment earnings impact of identified items:
(631)	(176)	1,801	Upstream	(2,479)	2,137
(86)	14	(89)	Downstream	(597)	39
(46)	(47)	—	Corporate and Non-controlling interest	329	(271)
(763)	(209)	1,712	Earnings impact	(2,747)	1,905

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. From the first quarter 2013 onwards, identified items include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 4)

•	Redundancy and restructuring

Further items may be identified in addition to the above. Prior period comparatives have not been restated.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	8

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Full year
Q4 2013	Q3 2013	Q4 2012%[2]			2013	2012	%

2,477	3,466	4,401	–44	Upstream earnings excluding identified items[1]	15,117	20,107	–25
1,846	3,290	6,202	–70	Upstream earnings[1]	12,638	22,244	–43

5,557	6,709	6,165	–10	Upstream cash flow from operating activities	30,114	33,061	–9

14,150	8,148	9,323	+52	Upstream net capital investment	39,217	25,320	+55

1,539	1,485	1,640	–6	Liquids production available for sale (thousand b/d)	1,541	1,633	–6
9,925	8,383	10,288	–4	Natural gas production available for sale (million scf/d)	9,616	9,449	+2

3,251	2,931	3,414	–5	Total production available for sale (thousand boe/d)	3,199	3,262	–2

4.93	4.88	5.49	–10	Equity LNG sales volumes (million tonnes)	19.64	20.20	–3

[1]	Fourth quarter 2012 and full year 2012 comparatives restated for accounting policy change (see Note 2)
[2]	Q4 on Q4 change

Fourth quarter Upstream earnings excluding identified items were $2,477 million compared with $4,401 million a year ago. Identified items were a net charge of $631 million, compared with a net gain of $1,801 million in the fourth quarter 2012 (see page 8).

Compared with the fourth quarter 2012, earnings excluding identified items were impacted by higher exploration expenses, mainly due to well write-offs in French Guiana and in resources plays globally. Increased maintenance activities, affecting high value oil and gas volumes as well as LNG sales volumes, adversely impacted earnings by some $500 million compared with the fourth quarter 2012. Depreciation increased, and the impact of the weakening Australian dollar on a deferred tax liability reduced earnings by some $170 million compared with the fourth quarter 2012. Earnings also reflected lower liquids and gas realisations, higher operating expenses and the deteriorated security situation onshore Nigeria. Earnings benefited from the contribution of growth projects and from higher LNG realisations.

Upstream Americas excluding identified items continued to incur a loss.

Global liquids realisations were 6% lower than for the fourth quarter 2012. In Canada, synthetic crude oil realisations were 2% higher than for the same period last year. Global natural gas realisations were 1% higher than for the same quarter a year ago, with a 4% increase in the Americas and a 1% decrease outside the Americas.

Fourth quarter 2013 production was 3,251 thousand boe/d compared with 3,414 thousand boe/d a year ago. Liquids production decreased by 6% and natural gas production decreased by 4% compared with the fourth quarter 2012. The deteriorated security situation in Nigeria impacted production volumes by some 40 thousand boe/d compared with the fourth quarter 2012. Excluding the impact of the deteriorated security situation environment in Nigeria, divestments and PSC price effects, fourth quarter 2013 production was 3% lower than for the same period last year. Compared with the fourth quarter 2012, production volumes were impacted by some 95 thousand boe/d due to higher maintenance and asset replacement activities.

New field start-ups and the continuing ramp-up of existing fields contributed some 115 thousand boe/d to production for the fourth quarter 2013.

Equity LNG sales volumes of 4.93 million tonnes decreased by 10% compared with the same quarter a year ago, mainly reflecting higher planned maintenance activities at several LNG plants, partly offset by stronger operating performance.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	9

Full year Upstream earnings excluding identified items were $15,117 million compared with $20,107 million in 2012. Identified items were a net charge of $2,479 million, compared with a net gain of $2,137 million in 2012 (see page 8).

Compared with 2012, Upstream earnings excluding identified items reflected higher exploration expenses, increased operating expenses, higher depreciation as well as lower liquids and LNG realisations. Earnings were also impacted by the deteriorated operating environment in Nigeria and the impact of the weakening Australian dollar on a deferred tax liability. This was partly offset by the contribution of Pearl GTL, and higher gas realisations in the Americas.

Global liquids realisations were 6% lower than in 2012. In Canada, synthetic crude oil realisations were 7% higher than in 2012. Global natural gas realisations were 6% higher than in 2012, with a 27% increase in the Americas and a 3% increase outside the Americas.

Full year 2013 production was 3,199 thousand boe/d compared with 3,262 thousand boe/d in 2012. Liquids production was down 6% and natural gas production increased by 2% compared with 2012. The deteriorated operating environment in Nigeria impacted production volumes by some 50 thousand boe/d compared with 2012. Excluding the impact of divestments, PSC price effects and the deteriorated operating environment in Nigeria, production volumes in 2013 were in line with 2012. Production volumes were impacted by higher maintenance and asset replacement activities.

New field start-ups and the continuing ramp-up of existing fields, in particular Pearl GTL in Qatar, contributed some 170 thousand boe/d to production in 2013.

Equity LNG sales volumes of 19.64 million tonnes were 3% lower than in 2012, mainly reflecting lower volumes from Nigeria LNG due to reduced feedgas supply as a result of the deteriorated operating environment in Nigeria. Excluding the impact of the challenging operating environment in Nigeria, equity LNG sales volumes were in line with 2012.

DOWNSTREAM

Quarters				$ million	Full year
Q4 2013	Q3 2013	Q4 2012%[2]			2013	2012	%

558	892	1,190	–53	Downstream CCS earnings excluding identified items[1]	4,466	5,343	–16
472	906	1,101	–57	Downstream CCS earnings[1]	3,869	5,382	–28

808	2,969	4,303	–81	Downstream cash flow from operating activities	7,903	11,111	–29

1,571	1,166	1,471	+7	Downstream net capital investment	4,885	4,275	+14

2,910	2,947	2,804	+4	Refinery processing intake (thousand b/d)	2,915	2,819	+3

6,038	6,398	6,367	–5	Oil products sales volumes (thousand b/d)	6,164	6,235	–1

4,412	4,620	4,620	–5	Chemicals sales volumes (thousand tonnes)	17,386	18,669	–7

[1]	Fourth quarter 2012 and full year 2012 comparatives restated for accounting policy change (see Note 2)
[2]	Q4 on Q4 change

Fourth quarter Downstream earnings excluding identified items were $558 million compared with $1,190 million for the fourth quarter 2012. Identified items were a net charge of $86 million, compared with a net charge of $89 million for the fourth quarter 2012 (see page 8).

Compared with the fourth quarter 2012, Downstream earnings excluding identified items were mainly impacted by significantly weaker refining industry conditions, in particular in Asia and Europe. Earnings also reflected lower contributions from marketing and trading. This was partly offset by positive contributions from the Motiva joint venture in the United States and by higher Chemicals earnings, as a result of improved chemicals industry conditions in Asia and the United States, as well as continued strong operating performance.

Oil products sales volumes decreased by 5% compared with the same period a year ago, as a result of lower marketing and trading volumes, partly offset by an accounting policy change (see Note 1b).

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	10

Chemicals sales volumes also decreased by 5% compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b) and contract expirations, partly offset by higher trading volumes. Chemicals manufacturing plant availability of 91% was in line with the fourth quarter 2012 and reflected continued strong operating performance, offset by higher planned maintenance.

Refinery intake volumes were 4% higher compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b) and also from higher volumes from the Motiva joint venture. Refinery availability was 93%, compared with 92% for the fourth quarter 2012.

Full year Downstream earnings excluding identified items were $4,466 million compared with $5,343 million in 2012. Identified items were a net charge of $597 million, compared with a net gain of $39 million in 2012 (see page 8).

Compared with 2012, Downstream earnings excluding identified items reflected higher contributions from Chemicals and trading, with continued strong contributions from marketing, which were broadly similar to 2012. This was more than offset by significantly lower realised refining margins, mainly as a result of a severe deterioration of industry conditions in most regions. Contributions from North American refineries were also impacted by the narrower price differential between North American crude oil markers and the Brent crude oil marker. As a result of these developments, refining incurred a loss in 2013.

Oil products sales volumes were 1% lower compared with 2012, reflecting lower marketing and trading volumes, partly offset by the effect of an accounting policy change (see Note 1b).

Chemicals sales volumes decreased by 7% compared with 2012, mainly as a result of an accounting policy change (see Note 1b) and contract expirations, partly offset by higher trading volumes. Chemicals manufacturing plant availability increased to 92% from 91% in 2012, reflecting improved operational performance.

Refinery intake volumes were 3% higher than in 2012, mainly as a result of an accounting policy change (see Note 1b). Refinery availability was 92%, compared with 93% in 2012.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	11

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2013	Q3 2013	Q4 2012		2013	2012

(120)	99	48	Corporate and Non-controlling interest excl. identified items[1]	(91)	(191)
			Of which:
(73)	135	82	Corporate[1]	73	31
(47)	(36)	(34)	Non-controlling interest	(164)	(222)

(166)	52	48	Corporate and Non-controlling interest[1]	238	(462)

[1]	Fourth quarter 2012 and full year 2012 comparatives restated for accounting policy change (see Note 2)

Fourth quarter Corporate results and Non-controlling interest excluding identified items were a loss of $120 million, compared with a gain of $48 million in the same period last year. Identified items for the fourth quarter 2013 were a net charge of $46 million, whereas earnings for the fourth quarter 2012 did not include any identified items (see page 8).

Compared with the fourth quarter 2012, Corporate results excluding identified items mainly reflected higher net interest expense and adverse currency exchange rate effects, partly offset by lower costs.

Full year Corporate results and Non-controlling interest excluding identified items were a loss of $91 million compared with a loss of $191 million in 2012. Identified items for 2013 were a net gain of $329 million, compared with a net charge of $271 million in 2012 (see page 8).

Compared with 2012, Corporate results excluding identified items mainly reflected lower net interest expense and lower costs, partly offset by adverse currency exchange rate effects.

FORTHCOMING EVENTS

Shell’s annual Management Day is scheduled for March 13, 2014 in London, United Kingdom, and will also be webcast on www.shell.com/investor. On March 17, 2014 a Management Day will be held in New York, United States.

First quarter 2014 results and first quarter 2014 dividend are scheduled to be announced on May 1, 2014. Second quarter 2014 results and second quarter 2014 dividend are scheduled to be announced on July 31, 2014. Third quarter 2014 results and third quarter 2014 dividend are scheduled to be announced on October 30, 2014.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	12

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Full year
Q4 2013	Q3 2013	Q4 2012[1]	%[2]		2013	2012[1]	%
109,243	116,513	118,047		Revenue	451,235	467,153
2,024	1,515	2,127		Share of profit of joint ventures and associates	7,275	8,948
212	230	2,437		Interest and other income	1,089	5,599
111,479	118,258	122,611		Total revenue and other income	459,599	481,700
85,853	91,842	93,350		Purchases	353,199	369,725
7,512	7,416	7,319		Production and manufacturing expenses	28,386	26,215
3,861	3,566	3,698		Selling, distribution and administrative expenses	14,675	14,465
428	291	416		Research and development	1,318	1,307
1,766	1,636	1,167		Exploration	5,278	3,104
5,629	4,153	3,835		Depreciation, depletion and amortisation	21,509	14,615
470	392	379		Interest expense	1,642	1,757
5,960	8,962	12,447	–52	Income before taxation	33,592	50,512	–33
4,138	4,225	5,691		Taxation	17,066	23,552
1,822	4,737	6,756	–73	Income for the period	16,526	26,960	–39
41	60	28		Income attributable to non-controlling interest	155	248
1,781	4,677	6,728	–74	Income attributable to Royal Dutch Shell plc shareholders	16,371	26,712	–39

[1]	Restated for accounting policy change (see Note 2)
[2]	Q4 on Q4 change

EARNINGS PER SHARE

Quarters			$	Full year
Q4 2013	Q3 2013	Q4 2012[1]		2013	2012[1]
0.28	0.75	1.07	Basic earnings per share	2.60	4.27
0.28	0.75	1.07	Diluted earnings per share	2.60	4.26

[1]	Restated for accounting policy change (see Note 2)

SHARES1

Quarters			Millions	Full year
Q4 2013	Q3 2013	Q4 2012		2013	2012
			Weighted average number of shares as the basis for:
6,272.9	6,269.7	6,282.8	Basic earnings per share	6,291.1	6,261.2
6,275.1	6,272.5	6,289.2	Diluted earnings per share	6,293.4	6,267.8

6,295.4	6,282.2	6,305.9	Shares outstanding at the end of the period	6,295.4	6,305.9

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2013	Q3 2013	Q4 2012[1]		2013	2012[1]
1,822	4,737	6,756	Income for the period	16,526	26,960
			Other comprehensive income, net of tax:
			Items that may be reclassified to income in later periods:
(326)	1,064	36	- Currency translation differences	(1,938)	1,394
28	(154)	(683)	- Unrealised gains/(losses) on securities	(166)	(815)
(2)	25	101	- Cash flow hedging gains/(losses)	178	31
(43)	(39)	(179)	- Share of other comprehensive loss of joint ventures and associates	(167)	(222)

(343)	896	(725)	Total	(2,093)	388

			Items that are not reclassified to income in later periods:
2,370	(557)	(2,500)	- Retirement benefits remeasurements	3,833	(2,578)

2,370	(557)	(2,500)	Total	3,833	(2,578)

2,027	339	(3,225)	Other comprehensive income/(loss) for the period	1,740	(2,190)
3,849	5,076	3,531	Comprehensive income for the period	18,266	24,770
(14)	34	46	Comprehensive income attributable to non-controlling interest	23	300
3,863	5,042	3,485	Comprehensive income attributable to Royal Dutch Shell plc shareholders	18,243	24,470

[1]	Restated for accounting policy change (see Note 2)

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	14

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012[1]

Assets
Non-current assets:
Intangible assets	4,394	4,348	4,470
Property, plant and equipment	191,897	186,541	172,293
Joint ventures and associates	34,613	34,010	38,350
Investments in securities	4,715	4,703	4,867
Deferred tax	5,785	5,514	4,288
Retirement benefits	3,574	3,205	2,301
Trade and other receivables	9,191	9,633	8,991

	254,169	247,954	235,560

Current assets:
Inventories	30,009	29,820	30,781
Trade and other receivables	63,638	62,561	65,403
Cash and cash equivalents	9,696	14,278	18,550
	103,343	106,659	114,734

Total assets	357,512	354,613	350,294

Liabilities
Non-current liabilities:
Debt	36,218	31,972	29,921
Trade and other payables	4,065	4,198	4,175
Deferred tax	11,943	11,678	10,312
Retirement benefits	11,182	13,738	15,290
Decommissioning and other provisions	19,698	18,839	17,435

	83,106	80,425	77,133

Current liabilities:
Debt	8,344	5,106	7,833
Trade and other payables	70,112	71,988	72,839
Taxes payable	11,173	13,110	12,684
Retirement benefits	382	383	402
Decommissioning and other provisions	3,247	3,195	3,221
	93,258	93,782	96,979

Total liabilities	176,364	174,207	174,112

Equity attributable to Royal Dutch Shell plc shareholders	180,047	179,147	174,749

Non-controlling interest	1,101	1,259	1,433

Total equity	181,148	180,406	176,182

Total liabilities and equity	357,512	354,613	350,294

[1]	Restated for accounting policy change (see Note 2)

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	15

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2013[1]	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	1,872	16,371	18,243	23	18,266
Capital contributions from, and other changes in, non-controlling interest	—	—	—	18	18	(103)	(85)
Dividends paid	—	—	—	(11,338)	(11,338)	(252)	(11,590)
Scrip dividends[2]	12	—	(12)	4,140	4,140	—	4,140
Repurchases of shares[3]	(12)	—	12	(5,757)	(5,757)	—	(5,757)
Shares held in trust: net sales/(purchases) and dividends received	—	355	—	126	481	—	481
Share-based compensation	—	—	(157)	(332)	(489)	—	(489)
At December 31, 2013	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148

At January 1, 2012[1]	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966
Comprehensive income for the period[1]	—	—	(2,242)	26,712	24,470	300	24,770
Capital contributions from, and other changes in, non-controlling interest	—	—	—	39	39	(61)	(22)
Dividends paid	—	—	—	(10,955)	(10,955)	(292)	(11,247)
Scrip dividends[2]	9	—	(9)	3,565	3,565	—	3,565
Repurchases of shares[3]	(3)	—	3	(1,728)	(1,728)	—	(1,728)
Shares held in trust: net sales/(purchases) and dividends received	—	703	—	150	853	—	853
Share-based compensation	—	—	457	(432)	25	—	25
At December 31, 2012[1]	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182

[1]	Restated for accounting policy change (see Note 2)
[2]	Under the Scrip Dividend Programme some 125.6 million A shares, equivalent to $4.1 billion, were issued during 2013 and some 103.8 million A shares, equivalent to $3.6 billion, were issued during 2012.
[3]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the period

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	16

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2013	Q3 2013	Q4 2012[1]		2013	2012[1]

			Cash flow from operating activities
1,822	4,737	6,756	Income for the period	16,526	26,960
			Adjustment for:
4,677	4,965	5,966	- Current taxation	18,582	22,722
436	354	324	- Interest expense (net)	1,448	1,543
5,629	4,153	3,835	- Depreciation, depletion and amortisation	21,509	14,615
(87)	(38)	(2,083)	- Net gains on sale of assets	(382)	(4,228)
(1,682)	551	994	- Decrease/(increase) in working capital	2,988	3,391
(2,024)	(1,515)	(2,127)	- Share of profit of joint ventures and associates	(7,275)	(8,948)
1,865	1,307	2,655	- Dividends received from joint ventures and associates	7,117	10,573
(938)	(907)	(422)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(2,701)	341
1,338	788	553	- Other	2,937	201
11,036	14,395	16,451	Net cash from operating activities (pre-tax)	60,749	67,170

(5,008)	(3,986)	(6,538)	Taxation paid	(20,309)	(21,030)

6,028	10,409	9,913	Net cash from operating activities	40,440	46,140

			Cash flow from investing activities
(14,508)	(8,788)	(10,674)	Capital expenditure[2]	(40,145)	(32,576)
(523)	(352)	(217)	Investments in joint ventures and associates	(1,538)	(3,028)
432	79	1,513	Proceeds from sales of assets	1,212	6,346
109	212	415	Proceeds from sales of joint ventures and associates	538	698
2	(63)	(30)	Other investments (net)	(388)	(86)
37	31	53	Interest received	175	193
(14,451)	(8,881)	(8,940)	Net cash used in investing activities	(40,146)	(28,453)

			Cash flow from financing activities
3,239	124	(467)	Net increase/(decrease) in debt with maturity period within three months	3,126	(165)
4,366	4,402	1,813	Other debt: New borrowings	9,146	5,108
(464)	(672)	(278)	Repayments	(6,877)	(4,960)
(650)	(323)	(283)	Interest paid	(1,307)	(1,428)
(60)	8	25	Change in non-controlling interest	(51)	23
			Cash dividends paid to:
(1,610)	(1,637)	(1,634)	- Royal Dutch Shell plc shareholders	(7,198)	(7,390)
(36)	(136)	(26)	- Non-controlling interest	(252)	(292)
(996)	(1,525)	(453)	Repurchases of shares	(5,000)	(1,492)
66	(189)	(43)	Shares held in trust: net (purchases)/sales and dividends received	(565)	(34)
3,855	52	(1,346)	Net cash used in financing activities	(8,978)	(10,630)

(14)	158	84	Currency translation differences relating to cash and cash equivalents	(170)	201
(4,582)	1,738	(289)	(Decrease)/increase in cash and cash equivalents	(8,854)	7,258

14,278	12,540	18,839	Cash and cash equivalents at beginning of period	18,550	11,292

9,696	14,278	18,550	Cash and cash equivalents at end of period	9,696	18,550

[1]	Restated for accounting policy change (see Note 2)
[2]	See Note 6

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	17

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The unaudited quarterly and full year Condensed Consolidated Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as Shell) have been prepared on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2012 (pages 103 to 108) as filed with the U.S. Securities and Exchange Commission, except as described below:

a)	Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect (see Note 2).

b)	IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were adopted on January 1, 2013. The standards reinforce the principles for determining when an investor controls another entity and in certain cases amend the accounting for arrangements where an investor has joint control. The impact of the changes on the accounting for Shell’s interests is not significant, hence comparative information was not restated; the major investments affected are listed in Note 3.

c)	IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised at fair value, primarily by refining the measurement concept to represent an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures. The impact of the changes for Shell is not significant.

The financial information presented in these Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2012 were published in Shell’s Annual Report and a copy delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or (3) of the Companies Act 2006.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding those in the Corporate segment relating to other investments); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	18

2. Accounting for defined benefit plans

Revised IAS 19 Employee Benefits (IAS 19R) was adopted on January 1, 2013, with retrospective effect; comparative information is therefore restated.

The revised standard requires immediate recognition of actuarial gains and losses and return on assets arising in connection with defined benefit plans through other comprehensive income (see page 14). Previously, Shell applied the corridor method of accounting under which amounts falling inside the corridor remained unrecognised, while amounts falling outside it were recognised (amortised) in income over a number of years. For the periods presented in this Report, the elimination of this amortisation is approximately offset by lower interest income being recognised in income under the IAS 19R “net interest” approach. Under this approach, interest income from defined benefit plan assets is determined based on the same discount rate as applied to measure plan obligations, rather than on an expected rate of return reflecting the plan’s investment portfolio.

The following table sets out the impact of the change on relevant lines in the Condensed Consolidated Balance Sheet, on gearing, and on the return on average capital employed (ROACE, see Note 5) for the twelve months ending December 31, 2012.

$ million	Dec 31, 2012
	As previously stated	Effect of accounting policy change	Restated
Non-current assets
Deferred tax	4,045	243	4,288
Retirement benefits	12,575	(10,274)	2,301

Non-current liabilities
Deferred tax	15,590	(5,278)	10,312
Retirement benefits	6,298	8,992	15,290

Total equity
Other reserves	10,021	(13,773)	(3,752)
Retained earnings	180,218	28	180,246

Gearing[1]	9.2%	0.6%	9.8%

ROACE	12.7%	0.9%	13.6%

[1]	Net debt (total debt less cash and cash equivalents) as percentage of total capital (net debt plus equity)

The effect of the accounting policy change at January 1, 2012 was to reduce Accumulated other comprehensive income (within Other reserves) by $10,945 million, Retained earnings by $92 million and Total equity by $11,037 million.

Income for the fourth quarter 2012 increased by $57 million, of which Upstream segment earnings increased by $24 million, Downstream segment earnings increased by $27 million and Corporate segment earnings increased by $6 million. Basic and diluted earnings per share for the fourth quarter 2012 increased by $0.01. There was no impact on net cash from operating activities.

Income for the full year 2012 increased by $120 million, of which Upstream segment earnings increased by $82 million, Downstream segment earnings increased by $32 million and Corporate segment earnings increased by $6 million. Basic and diluted earnings per share for the full year 2012 increased by $0.02. There was no impact on net cash from operating activities.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	19

3. Major investments in joint ventures and associates

Of the major investments in joint ventures and associates listed in the Annual Report and Form 20-F for the year ended December 31, 2012 (page 117), Aera, Deer Park and Saudi Aramco Shell Refinery have been assessed as joint operations under IFRS 11 Joint Arrangements (see Note 1b) and are no longer accounted for using the equity method as from January 1, 2013.

4. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

5. Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

6. Acquisition of Repsol LNG businesses

On January 1, 2014, Shell completed the acquisition of part of Repsol S.A.’s LNG portfolio for a net cash purchase price of $3.8 billion, subject to post-closing adjustments. Of this amount, $3.4 billion was paid on December 31, 2013 (reflected within Trade and other receivables in the Condensed Consolidated Balance Sheet and within Capital expenditure in the Condensed Consolidated Statement of Cash Flows), with the balance settled on completion.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	20

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2012 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, January 30, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

January 30, 2014

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 713 241 1042

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	21